Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Receives Regulatory Approvals for Normal Course Issuer Bid

TORONTO, April 27, 2017 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that it has received approvals from the Toronto Stock Exchange (TSX) and the Office of the Superintendent of Financial Institutions Canada (OSFI) to proceed with its previously-announced normal course issuer bid through the facilities of the TSX as well as through other alternative Canadian trading systems to purchase, for cancellation, up to 15 million of its common shares, commencing May 1, 2017, and ending April 30, 2018.

The maximum number of common shares that may be repurchased under the normal course issuer bid represents approximately 2.3 per cent of the Bank’s “public float” (as such term is defined in the TSX Company Manual) of common shares.

The timing and amount of purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions. The Bank will pay the market price for the shares at the time of acquisition. BMO intends to establish an automatic securities purchase plan, under which its broker, BMO Nesbitt Burns Inc., may purchase BMO common shares pursuant to the normal course issuer bid within a defined set of criteria.

There were 652,087,853 Bank of Montreal common shares issued and outstanding as at April 17, 2017, and the public float was 651,468,733 common shares. The average daily trading volume for the six months ended March 31, 2017, and the daily maximum number of shares available for purchase, calculated pursuant to the rules of the TSX for the purposes of the bid, were 1,378,261 and 344,565 shares, respectively.

BMO’s prior normal course issuer bid commenced on February 1, 2016 and expired on January 31, 2017. Over the term of the prior bid, BMO did not purchase any of its common shares.

For Media Relations Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

Frederic Tremblay, Montreal, frederic1.tremblay@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

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